

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **Biopack Environmental Solutions Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed October 14, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   We note your response to comment three in our letter dated September 1, 2010. It appears that your cross-reference is still incorrect. Please revise accordingly.

Business of Well Talent Technology Limited, page 11

2.   We note your response to comment eight in our letter dated September 1, 2010, specifically the new disclosure on page 11. Please expand your disclosure to explain your basis for your beliefs that "Well Talent has familiarity within the packaging industry and production manufacturing" and that "Well Talent has the means to raise adequate capital to operate and expand on our factory's production

and capacity levels."

Past Contacts, Transactions or Negotiations . . ., page 11

3.   We note your response to comment nine in our letter dated September 1, 2010, and we partially re-issue that comment. Please revise your background section to address contacts between the parties, including when subsequent, significant contacts took place, what individuals were involved, and what material terms were discussed. In this regard, it appears the purchaser loaned you approximately $4 million in April 2010, after the unsolicited meeting with the purchaser but before the signing of the memorandum of understanding. It is unclear what the loan was for, what the terms were, and what role it played in the background and negotiation of the proposed transaction. Please revise accordingly.

4.   In this regard, it is unclear if the purchasers have been involved in your industry or are your competitors. Also, please revise to address the extent to which the "dispute with Albert Oung, Oung Cheng Hai, Good Value Galaxy Limited and Joyful Services Limited regarding ownership of approximately 22.29% shares of our common stock outstanding," as referenced on page 15, was a factor in the background or negotiations. Please revise page 15 to further clarify the parties and nature of the dispute.

5.   We note your response to comment 11 in our letter dated September 1, 2010, and we re-issue that comment. We note the $2 million gain on sale of subsidiaries referenced on page six of your financial statements. Please revise to summarize the sale and address whether and how it played a role in the background of the currently proposed sale.

Financial Statements, page 17

6.   We note your response to comment 22 from our letter dated September 1, 2010. Please identify the financial statements of Roots Biopark Limited (RBL), Roots Biopack (Intellectual Property) Limited, and Jiangmen Roots Biopack Limited for both the fiscal year ended December 31, 2009 and the interim period ended June 30, 2010 as unaudited. Your current presentation identifies only the interim period financials for each entity as unaudited.

Unaudited Condensed Pro-forma Financial Statements, page F-1

7.   We note your revised pro forma financial statements as of and for the years-ended December 31, 2008, December 31, 2009, and the six months-ended June 30, 2010. Please remove your pro forma balance sheets as of December 31, 2008 and December 31, 2009. See Rule 11-02(c)(1) of Regulation S-X.

8.   Please tell us whether your revenues and cost of sales were generated by the subsidiaries to be sold. If so, explain to us why you believe the presentation of revenues and cost of sales is factually supportable, and tell us whether the distributor agreement with Well Talent has been consummated.

9.   Please revise your Condensed Pro Forma Statements of Operations to remove your 'Revenue and Cost of Sales' adjustment from each of the respective periods presented as we believe such adjustment is not factually supportable. Your reduced costs of sales and improved gross profit margins appear to be projections rather than factually supportable adjustments within the context of Rule 11-02 of Regulation S-X. Please discuss in the footnotes the impact that the dispositions and distribution agreements will have on your results of operations and liquidity.

10.   Please revise your pro forma statements of operations to present only the portion of the income statement through income from continuing operations. In this regard, please remove your adjustments titled 'Gain/(Loss) on disposal of Asset' and 'Proceeds from Sale of Subsidiaries' from the Condensed Pro Forma Statements of Operations for each period presented. Any gain on sale may be disclosed in the Notes to Condensed Pro Forma Financial Statements as an adjustment to your pro forma retained earnings with an accompanying explanation.

Biopack Environmental Solutions Inc. Consolidated Financial Statements

11.   It appears from your presentation within your pro forma financial statements that you believe the sale of subsidiaries represent discontinued operations under FASB ASC 205-20. We note on page 11 that you signed a memorandum of understanding for the sale of RBL and its subsidiaries on May 11, 2010. Accordingly, it appears that the businesses being sold met the criteria in FASB ASC 205-20-45-1 and related guidance to be considered discontinued operations at June 30, 2010. Accordingly, please revise your consolidated financial statements to retrospectively reclassify all historical periods presented to report the results of the components to be sold in discontinued operations. Alternatively, explain to us why the subsidiaries should not be classified as discontinued operations in accordance with FASB ASC 205-20.

Proxy Card

12.   Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

13.   We note your response to prior comment 32 regarding votes for which you do not receive instructions from shareholders. Please revise the Q&As on page five to address the effect of blank proxy cards.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed October 12, 2010

Notes to the Consolidated Financial Statements, page 7

14. Gain on Disposal of Subsidiaries, page 23

14.   We note your response to comment 33 from our letter dated September 1, 2010 and your revised disclosures at footnote 14 and within MD&A of both your proxy statement and amended Form 10-K. Your disclosures indicate you disposed of Roots Biopack Group Limited by liquidation. Please explain to us if you sold your dormant subsidiaries to a purchaser and, if so, the date and terms of the transfer. Also describe to us how you determined the $2.1 million gain on the disposal of your subsidiaries in 2009.

        You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Jun Ho Song
        Fax: (604) 687-6314